UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Introductory Note

On September 22, 2022, the Grand Court of the Cayman Islands (the “Court”) issued an order (the “Order”) appointing Margot MacInnis and John Royle of Grant Thornton Specialist Services (Cayman) Limited, and Chow Tsz Nga Georgia of Grant Thornton Recovery & Reorganisation Limited (such Grant Thornton entities, together “Grant Thornton”), as joint provisional liquidators (the “JPLs”) of Global Cord Blood Corporation (the “Company”) pursuant to Section 104(2) of the Companies Act (as amended) of the Cayman Islands.

Changes to Global Cord Blood Corporation’s Board of Directors

On February 16, 2023, acting pursuant to the Order and a further order of the Court dated February 14, 2023 (the “Board Order”), the JPLs removed all existing members (Albert Chen, Ting Zheng, Mark D Chen, Dr Ken Lu, Jennifer J Weng, Jack Chow, Jacky Cheng and Xu Ping) of the Board of Directors of the Company (the “Board”) and appointed in their place Sandipan Bhowmik, Denny Cheuk Kai Tse and Nigel Valentino Trayers (the “Replacement Directors”), each of whom is also associated with Grant Thornton, as members of the Board.

Notwithstanding their removal as directors of the Company, Albert Chen, Ting Zheng, Mark D Chen, Dr Ken Lu, Jennifer J Weng, Jack Chow and Jacky Cheng (the “Former Litigation Steering Committee”) continue to be able to cause the Company to defend the ongoing Cayman Islands Winding-Up Petition proceedings bearing cause number FSD 108 of 2022 (IKJ) (the "Cayman Islands Winding-Up Petition Proceedings”) and to engage attorneys and counsel for such purposes, subject to any determination of the Cayman Islands Court.

Nothing in the Board Order prevents or otherwise prejudices the Company's ongoing defense of the Cayman Islands Winding-Up Petition Proceedings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

By:	/s/ John Royle
Name:	John Royle
Title:	Joint Provisional Liquidator by Order of the Grand Court of the Cayman Islands

Dated: February 17, 2023